Mayer Brown LLP
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Chicago, Illinois 60606-4637

Main Tel (312) 782-0600
Main Fax (312) 701-7711
www.mayerbrown.com

June 11, 2010

<u>Via U.S. Mail and Facsimile</u>

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:    Max A. Webb
              Julie Rizzo

Re:    **Bank of America Auto Receivables Securitization, LLC**
       **Amendment No. 3 to Registration Statement on Form S-3**
       **Filed June 8, 2010**
       **File No. 333-165957**

On behalf of Bank of America Auto Receivables Securitization, LLC (the "Depositor") and in response to oral comments from the staff of the Securities and Exchange Commission (the "Staff") to the Depositor, the Depositor is submitting herewith, electronically via EDGAR, Amendment No. 4 to the above captioned Registration Statement on Form S-3. For your convenience, a paper copy of this letter is being delivered to you, together with two copies of Amendment No. 4, which have been marked to show the changes from the Registration Statement as filed on June 8, 2010, as well as two clean copies of Amendment No. 4.

The Depositor's responses to the oral comments are set forth below. For ease of reference, a summary of the Staff's oral comments has been presented in italics. (Please note that page number references in our responses below refer to the applicable page number in the marked copies of Amendment No. 4.) Unless otherwise noted, "we," "us" and similar terms refer to the Depositor, in its capacity as the registrant and the issuer under Regulation AB.

Capitalized terms not defined herein have the meanings assigned to them in the Registration Statement.

Mayer Brown LLP

June 11, 2010
Page 2

<u>Oral Comment 1</u>

1.   *The staff noted the response to prior comment 1 in our response letter dated June 8, 2010, specifically noting the revised disclosure on page S-50 of the prospectus supplement. The staff has requested that corresponding disclosure be added to "The Receivables" section in the Summary of Terms section of the prospectus supplement.*

<u>Response</u>

We have added language to "The Receivables" section in the Summary of Terms section on page S-10 of the prospectus supplement in response to this comment.

If you have specific questions you would like to discuss, please do not hesitate to contact the undersigned, Angela M. Ulum at (312) 701-7776 or Jon Van Gorp at (312) 701-7091. Please communicate any remaining comments to my attention at the address and/or facsimile number above.

Sincerely,

/s/ Angela M. Ulum

Angela M. Ulum

cc:   Jason A. Schubert, Esq.

Subject to completion dated [•][•], [•]

**PROSPECTUS SUPPLEMENT**
**(To Prospectus dated [•][•], [•])**

# $[________________]
# Bank of America Auto [Trust][LLC] 20[_]-[_]
*Issuing Entity*

## Bank of America Auto Receivables Securitization, LLC
*Depositor*

## Bank of America, National Association
*Sponsor and Servicer*

You should carefully consider the discussion under "Risk Factors" beginning on page S-16 of this prospectus supplement and page 4 of the prospectus.

Neither the notes nor the underlying receivables are insured or guaranteed by any governmental agency or instrumentality or any other entity.

The notes are asset backed securities. The notes will be obligations solely of the issuing entity and will not be obligations of, or guaranteed by, the depositor, the sponsor, the servicer, the indenture trustee, the owner trustee, their affiliates or any other person.

The following notes are being offered by this prospectus supplement:

| | Initial Note Balance | Interest Rate | Final Scheduled Payment Date |
|---|---|---|---|
| Class A-1 notes | $ [•] | [•]% | [•][•], [•] |
| Class A-2 notes | $ [•] | [•]% | [•][•], [•] |
| Class A-3 notes | $ [•] | [•]% | [•][•], [•] |
| [Class A-4-A notes] | $ [•] | [•]% | [•][•], [•] |
| [Class A-4-B notes] | $ [•] | One-Month LIBOR + [•]% | [•][•], [•] |
| [Class B notes] | $ [•] | [•]% | [•][•], [•] |
| **Total** | $ [•] | | |

| | Price to Public | Underwriting Discount | Proceeds to the Depositor |
|---|---|---|---|
| Per Class A-1 note | [•]% | [•]% | [•]% |
| Per Class A-2 note | [•]% | [•]% | [•]% |
| Per Class A-3 note | [•]% | [•]% | [•]% |
| [Per Class A-4-A note] | [•]% | [•]% | [•]% |
| [Per Class A-4-B note] | [•]% | [•]% | [•]% |
| [Per Class B note] | [•]% | [•]% | [•]% |
| **Total** | $ [•] | $ [•] | $ [•] |

[The issuing entity also will issue non-interest bearing certificates representing an equity interest in the issuing entity which are subordinated to the Class A notes [and the Class B notes]. Only the notes are being offered hereby.]

The issuing entity will pay interest on and principal of the notes on the [•]th day of each [month], or, if the [•] is not a Business Day, the next Business Day. The first payment date will be [____________]. **It is expected that the notes will be delivered on or about [____________] (the "Closing Date") in New York, New York against payment therefor in immediately available funds.**

The assets of the issuing entity will include amounts owed under motor vehicle installment loans and retail installment sales contracts secured by new and used automobiles, light-duty trucks and other similar vehicles. [[A small percentage] [Approximately half] [A majority] [Substantially all] [All] of these receivables are the obligations of obligors with credit histories that are below prime.]

[[____________] will be the counterparty to the interest rate swap agreement.]

**Credit enhancement for the notes will consist of—**

- excess interest on the receivables; [and]
- [a Reserve Account with an initial balance of $[____]]; [and]
- [in the case of the Class A notes, the subordination of certain payments to the Class B noteholders,] [and]
- [overcollateralization].

[The issuing entity will not pay principal during the Revolving Period, which is scheduled to terminate on [ ]. [Insert date not later than three years after the Closing Date.] However, if the revolving period terminated early as a result of an Early Amortization Event, principal payments may commence prior to that date.]

**Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these notes or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.**

[____]

[•] [•]

The date of this prospectus supplement is [•] [•], [•].

Information contained in this prospectus supplement and the attached prospectus is not complete and may be changed. This prospectus supplement and attached prospectus are not an offer to sell these securities and they are not soliciting an offer to buy these securities where an offer to sell is not permitted.

- proceeds from claims on any physical damage, credit life, credit disability, warranties, debt cancellation agreements or other insurance policies covering financed vehicles or obligors;

- proceeds from recourse against dealers on the receivables acquired from dealers;

- the receivable files (which includes the contracts and other documents relating to the receivables);

- the transfer agreements;

- certain accounts owned by the issuing entity and all cash, investment property and other property from time to time credited thereto and all proceeds thereof (including investment earnings, net of losses and investment expenses, on amounts on deposit therein); and

- all proceeds of the foregoing.

**The Receivables**

The receivables are amounts owed by individuals under motor vehicle installment loans and retail installment sales contracts to purchase or refinance new or used automobiles, light duty trucks and other similar vehicles. [[A small percentage] [Approximately half] [A majority] [Substantially all] [All] of which are the obligations of obligors with credit histories that are below prime.] [For [a small percentage] [approximately half] [a majority] [substantially all] [all] of the receivables, the amount financed exceeded the estimated vehicle value at the time of origination.] [To the extent material, include the following: As of the cut-off date, less than [ ]% of the receivables (by aggregate cut-off date balance) [were extended] [were subject to temporary payment reductions]].

As of [ ], which we refer to as the "**cut-off date**," the receivables had the following characteristics:

| | |
|---|---|
| Number of Receivables. . | [•] |
| Aggregate Principal Balance | $[•] |
| Range of Annual Percentage Rates | [•]% to [•]% |
| Weighted Average Annual Percentage Rates . | [•]% |
| Weighted Average FICO® Score. | [•] |
| Range of Original Terms . . | [•] months to [•] months |
| Weighted Average Original Term | [•] months |
| Range of Seasoning | [•] months to [•] months |
| Weighted Average Seasoning | [•] months |
| Range of Remaining Terms | [•] months to [•] months |
| Weighted Average Remaining Term . | [•] months |
| Weighted Average Loan-to-Value Ratio | [•]% |
| Percentage of New Vehicles | [•]% |
| Percentage of Used Vehicles | [•]% |

For an explanation of how these characteristics are calculated, see "*The Receivables Pool*" in this prospectus supplement.

As described under "*Origination and Servicing of the Receivables – Underwriting of Receivables*" in this prospectus supplement, Bank of America's underwriting policy provides for limited credit-related exceptions to the standard guidelines. Bank of America's credit risk management monitors exceptions to the credit policies on a monthly basis to ensure that exceptions generally do not exceed 5.00% of originations for that month (based on the aggregate principal balance of receivables). [Insert data regarding the number of pool assets that would be credit-related exceptions to the underwriting criteria and a description of the nature of ~~such~~the exceptions, to the extent ~~material.~~]the number of credit-related exceptions materially exceeds the 5.00% threshold discussed above.]